Exhibit 16.1

January 26, 2001



Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, DC  20549

Dear Sir / Madam:

We were previously principal accountants for Fuel Nation, Inc. (formerly Regenesis Holdings, Inc.) and on May 26, 2000, we reported on the financial statements of Fuel Nation, Inc. (formerly Regenesis Holdings, Inc.) as of and for the year ended December 31, 1999. We have read Fuel Nation, Inc.'s statements included under Item 4 of its Form 8-K, dated January 26, 2001, and are in agreement with the statements concerning our Firm therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Moore Stephens Lovelace, P.A.

Moore Stephens Lovelace, P.A.


cc: Mr. Christopher R. Salmonson, Chairman of the Board, and Chief Executive Officer - FuelNation, Inc.